As filed with the Securities and Exchange Commission on October 26, 2010

Securities Act File No. 333-157217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 5

KEATING CAPITAL, INC.
(Exact name of registrant as specified in charter)

5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(720) 889-0139

(Address and telephone number,
including area code, of principal executive offices)

Timothy J. Keating
President and Chief Executive Officer
5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus, Esq.
John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check appropriate box): ☐ when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐
This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-157217) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement.  Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 5 does not change the form of prospectus declared effective on May 26, 2010. As permitted by Rule 462(d), this Post-Effective Amendment No. 5 shall become effective upon filing with the SEC.

 PART C — Other Information

Item 25.    Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements of Keating Capital, Inc. (the “Registrant” or the “Company”) are included in Part A of this registration statement:

(2)	Exhibits

(a)(1)
Amended and Restated Articles of Incorporation of the Registrant (Incorporated by reference to the Registrant’s Post-Effective Amendment No.1 to the Registration Statement on Form N-2 (File No. 333-157217), filed on April 21, 2010)

(a)(2)	Articles of Amendment (Incorporated by reference to the Registrant’s Post-Effective Amendment No.3 to the Registration Statement on Form N-2 (File No. 333-157217), filed on May 27, 2010)
(b)(1)	Amended and Restated Bylaws of the Registrant (Incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 0-53504), filed on April 23, 2009)
(b)(2)
Amendment to the Bylaws of the Registrant adopted August 5, 2010 (Incorporated by reference to the Registrant’s Post-Effective Amendment No.4 to the Registration Statement on Form N-2 (File No. 333-157217), filed on August 12, 2010)

(b)(3)	Amendment to the Bylaws of the Registrant adopted October 22, 2010 (filed herewith)
(d)(1)	Form of Share Certificate (Incorporated by reference to Registrant’s Annual Report on Form 10-K (File No. 000-535041) filed on March 9, 2009)
(d)(2)	Form of Subscription Agreement (Included in the prospectus as Appendix A and incorporated herein by reference)
(e)
Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to the Registrant’s Post-Effective Amendment No.2 to the Registration Statement on Form N-2 (File No. 333-157217), filed on May 21, 2010)

(g)
Form of Amended and Restated Investment Advisory and Administrative Services Agreement between Registrant and Keating Investments, LLC (Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-157217), filed on June 5, 2009)

(h)	Form of Dealer Manager Agreement (Incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-157217), filed on April 30, 2009)
(j)
Custody Agreement between Registrant and Steele Street Bank & Trust, Denver (Incorporated by reference to the Registrant’s Registration Statement on Form 10 (File No. 0-53504), filed on November 20, 2008)

(k)(1)
Form of Escrow Agreement between Registrant and UMB Bank, N.A. (Incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-157217), filed on April 30, 2009)

(k)(2)
Trademark License Agreement between Registrant and Keating Investments, LLC (Incorporated by reference to the Registrant’s Registration Statement on Form 10 (File No. 0-53504), filed on November 20, 2008)

(k)(3)	Form of Indemnification Agreement for Directors (Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-157217), filed on June 5, 2009)
(l)	Opinion of Sutherland Asbill & Brennan LLP (Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-157217), filed on June 5, 2009)
(n)(1)	Consent of Sutherland Asbill & Brennan LLP (incorporated by reference to exhibit l hereto)
(n)(2)	Consent of Grant Thornton LLP (Incorporated by reference to the Registrant’s Post-Effective Amendment No.2 to the Registration Statement on Form N-2 (file No. 333-157217), filed on May 21, 2010)
(r)	Code of Ethics (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-157217), filed on February 10, 2009)
_______________

Item 26.    Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this registration statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

SEC registration fee	$3,930
FINRA filing fee	$10,500
Blue Sky expenses	$100,000
Advertising and sales literature	$100,000
Accounting fees and expenses	$25,000
Legal fees and expenses	$325,000
Printing and engraving	$50,000
Seminars	$225,000
Miscellaneous fees and expenses	$160,570
Total	$1,000,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated and assume that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

None.

Item 29.    Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at October 22, 2010.

Title of Class	Number of Record Holders

Common stock, $0.001 par value	724

Item 30.    Indemnification

Limitation on Liability

Our charter limits the personal liability of our directors and officers to the corporation or its stockholders for monetary damages. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

(i)	actual receipt of an improper benefit or profit in money, property or services; or

(ii)	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains a provision which limits directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act and the Omnibus Guidelines published by the North American Securities Administrators Association. In addition, we have obtained director’s and officer’s liability insurance.

Indemnification

Under the Maryland General Corporation Law, a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at its request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the corporation. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or bylaws, a resolution of the Board of Directors or an agreement approved by the Board of Directors to which the corporation is a party expressly provides otherwise.

Pursuant to our charter and bylaws, we are obligated to indemnify any present or former director or officer, and certain other individuals, from and against any claim or liability to which that person may become subject or which, that person may incur by reason of his status as a present or former director or officer or other role on our behalf, only if all of the following conditions are met:

(i)	we have determined, in good faith, that the course of conduct which caused the loss or liability was in the Company’s best interest;

(ii)	the indemnitee was acting on behalf of or performing services for the Company;

(iii)
the indemnitee’s liability or loss was not the result of the indemnitee’s negligence or misconduct, in the case of directors and officers who are affiliates of Keating Capital, Inc., and gross negligence or willful misconduct for independent directors of the Company; and

(iv)	such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from that of a stockholder.

Furthermore, under our charter and bylaws, any director, officer, or any other individual, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(i)	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee;

(ii)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

(iii)
a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities an Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

Under our charter and bylaws, the Company may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Under our charter and bylaws, the advancement of Company funds to an indemnitee or its affiliates for legal expenses and other costs incurred as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(i)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

(ii)
the legal action is initiated by a third party who is not a stockholder, or the legal action is initiated by a stockholder and a court of competent jurisdiction specifically approves of such advancement; and

(iii)
the indemnitee or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to us and our stockholders against the indemnified individuals. The aforementioned charter and bylaw provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Item 31.    Business and Other Connections of Investment Advisers

A description of any other business, profession, vocation, or employment of a substantial nature in which Keating Investments, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the sections entitled “Management” and Executive Officers and “Investment Advisory and Administrative Services Agreement.” Additional information regarding Keating Investments and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-67305), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Keating Capital, Inc., 5251 DTC Parkway, Suite 1000, Greenwood Village, Colorado 80111;

(2)	the Transfer Agent, DST Systems, Inc., 1055 Broadway, Seventh Floor, Kansas City, MO 64105;

(3)	the Custodian, Steele Street Bank & Trust, 55 Adams Street, Denver, CO, 80206; and

(4)	the investment adviser, Keating Investments, LLC, 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111.

Item 33.    Management Services

Not Applicable.

Item 34.    Undertakings

We hereby undertake:

(1)
to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5)
that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)
that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii)
the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 5 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, in the State of Colorado, on October 26, 2010.

Keating Capital, Inc.

By:	/s/ Timothy J. Keating
Name:	Timothy J. Keating
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Timothy J. Keating
Timothy J. Keating	President and Chief Executive Officer and Director	October 26, 2010

/s/ Ranjit P. Mankekar
Ranjit P. Mankekar	Chief Financial Officer and Treasurer and Director	October 26, 2010

*
J. Taylor Simonton	Director	October 26, 2010

*
William F. Owens	Director	October 26, 2010

*
Andrew S. Miller	Director	October 26, 2010

*Signed by Timothy J. Keating pursuant to a power of attorney signed by each individual and filed with this Registration Statement on April 20, 2010